Commission File No. 333-160950

                                                         Filed by Aberdeen Funds

                                                  Pursuant to Rule 425 under the
                                                      Securities Act of 1933 and
                                     deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                Subject Company: Aberdeen Emerging Markets Fund,
                                  a series of The Advisors' Inner Circle Fund II

IMPORTANT PROXY INFORMATION FOR ABERDEEN EMERGING MARKETS FUND SHAREHOLDERS

As a shareholder of the Aberdeen Emerging Markets Fund (Ticker: ABEMX), you were recently mailed a combined proxy statement/prospectus, Aberdeen Funds' prospectus and proxy card providing detailed information about the reorganization proposal of the Aberdeen Emerging Markets Fund of The Advisors' Inner Circle Fund II (AIC Trust) into the Aberdeen Emerging Markets Institutional Fund of the Aberdeen Funds (Aberdeen Trust).

The following questions and answers have been created to provide you with some helpful information regarding the proposal. We also encourage you to read the full text of the combined Prospectus/Proxy Statement which can be downloaded by clicking on the link to the right.

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The Aberdeen Emerging Markets Fund was launched in May 2007 to provide an investment vehicle for institutional clients of Aberdeen Asset Management PLC and its affiliates and subsidiaries. The Fund was placed in the AIC Trust - as Aberdeen did not have an established platform to offer the Fund.

In June 2008, the Aberdeen Trust commenced operations and Aberdeen established its own distributor, Aberdeen Fund Distributors LLC, and distribution platform. Therefore, given our proprietary fund complex and in-house distribution capabilities, Aberdeen proposed that the Aberdeen Emerging Markets Fund be reorganized into the Aberdeen Trust.

The AIC Trust's Board of Trustees has reviewed this proposal and believes that the reorganization is in the best interest of shareholders, and unanimously recommends that shareholders vote FOR the proposal.

WHAT IS A MUTUAL FUND REORGANIZATION?

A mutual fund reorganization is a type of fund combination that occurs when the shares of one fund are exchanged for the shares of another fund.

Subject to shareholder approval, the shares of the Aberdeen Emerging Markets Fund in the AIC Trust will be exchanged for shares of the Aberdeen Emerging Markets Institutional Fund, offered by Aberdeen Trust.



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WHAT HAPPENS IF THE FUND REORGANIZATION IS APPROVED?

You will become a shareholder of Aberdeen Funds and Aberdeen Asset Management Inc. will continue to serve as the investment adviser to your Fund.

Shareholders will receive the exact number of full and fractional shares of the Aberdeen Emerging Markets Institutional Fund, and in the same share class, as they held in the Aberdeen Emerging Markets Fund AIC Trust Fund immediately prior to the closing of the reorganization.

WHAT IS THE ANTICIPATED TIMING OF THE FUND REORGANIZATION?

The special meeting of shareholders to consider the proposal is scheduled to occur on Oct. 2, 2009. If all necessary approvals are obtained, the proposed reorganization will likely take place on or about Nov. 9, 2009 (the "Reorganization Date").


WILL THERE BE ANY CHANGES TO THE FUNDS' INVESTMENT MANAGEMENT, OBJECTIVES OR STRATEGIES?

If approved, the same Aberdeen investment team will continue to provide day-to-day management of the Fund using the identical or substantially similar investment objectives and investment strategies that are currently in place.

WILL THERE BE ANY CHANGES TO THE MUTUAL FUND FEES?

The proposal is not expected to result in any significant change in the amount of overall Fund expenses paid by the shareholder. Aberdeen has agreed to continue to waive a portion of its management fees and bear certain expenses so that the operating expenses of the Aberdeen Emerging Markets Institutional Fund mirrors the current expense ratio after waivers and expense reimbursements of the Aberdeen Emerging Markets Fund for a two year period following the Reorganization Date.

In addition, mutual fund shareholders will not bear any costs arising in connection with the reorganization transaction. Aberdeen Asset Management will assume such costs.

A more detailed comparison of the fees and expenses of both funds can be found in the proxy statement/prospectus.

WILL THERE BE ANY TAX IMPLICATIONS?

We do not believe that the reorganization will create any federal tax liability for shareholders. However, we cannot guarantee that the Internal Revenue Service will adopt a similar position.

WHAT AM I BEING ASKED TO DO?

If you were a shareholder as of August 21, the official record date of the reorganization proposal, you were mailed proxy information and have been requested to:

1.  Read the proxy statement/prospectus.
2.  Review the voting instructions provided.
3. Sign, date and VOTE your proxy card/voting instruction form. No matter how large or small your holdings may be, it is critical to the success of the fund reorganization that your vote is received by the date of the shareholder meeting.

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HOW DO I VOTE MY SHARES?

 There are three ways to vote:


1. Call the toll-free number on your proxy card/voting instruction form from a touch-tone telephone and follow the automated instructions. Your individual control number, printed on your proxy card, will be required.

2. Visit the website indicated on your proxy card/voting instruction form and follow the online instructions. Your individual control number, printed on your proxy card, will be required.

3. Mail your completed proxy card/voting instruction form in the postage-paid envelope. Be sure to sign and date the card/form before mailing.

VOTING BY PHONE OR INTERNET IS AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK. IF YOU HAVE ANY DIFFICULTIES IN VOTING, OR IF YOU HAVE QUESTIONS REGARDING THE PROPOSAL, PLEASE CONTACT THE AIC TRUST AT 1-866-392-2626.